LIST OF SIGNIFICANT SUBSIDIARIES, EXHIBIT 21

Subsidiary Name	State of Incorporation
Ecolutions, Inc.	Florida
Poly Shield Technologies (BVI) Inc.	British Virgin Islands
Poly Shield Technologies (UK) Limited	United Kingdom
Triton Emission Solutions International AB.	Sweden